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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Oberkfell, Harold F.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                         Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans-  4.Securities Acquired(A)   5)Amount of    6)   7)Nature of
                                               action      action      or Disposed of (D)        Securities          Indirect
                                                Date        Code                  A             Beneficially  D     Beneficial
                                               (Month/                            or             Owned at     or    Ownership
                                              Day/Year)    Code V      Amount     D     Price   End of Month  I
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
Class A Common Stock                          03/13/03     A (1)       10,000      A               10,000     D      Direct

                         Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
                                                    Owned (Columns 1 through 6)
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  1)Title of Derivative        2)Conversion    3)Trans-   4)Trans-   5)Number of Derivative     6)Date Exercisable and
        Security                or Exercise     action     action    Securities Acquired (A)        Expiration Date
                                 Price of        Date       Code       or Disposed of (D)
                                Derivative
                                 Security                 Code  V    A                    D     Exercisable  Expiration
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
Non-Qualified Stock Option      $ 1.1600       03/13/03    A (2)      10,000                                 03/13/13
(right to buy)
Non-Qualified Stock Option      $ 3.2400                                                         03/15/02    03/15/12
(right to buy)
Non-Qualified Stock Option      $ 3.3500                                                                     09/11/11
(right to buy)

                         Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
                                             Owned (Columns 1,3 and 7 through 11)
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  1)Title of Derivative      3)Trans-   7)Title and Amount                 8)Price    9)Number of     10)  11)Nature of
         Security             action      of Underlying                    of Deri-    Derivative            Indirect
                               Date         Securities                      vative      Securities     D    Beneficial
                                                               Amount or   Security   Beneficially    or    Ownership
                                                               Number of                Owned at       I
                  -                            Title            Shares                End of Month
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
Non-Qualified Stock Option   03/13/03  Class A Common Stock    10,000                   10,000         D      Direct
(right to buy)
Non-Qualified Stock Option             Class A Common Stock    10,000                   10,000         D      Direct
(right to buy)
Non-Qualified Stock Option             Class A Common Stock    25,000                   25,000         D      Direct
(right to buy)

Explanation of Responses:

(1)
Represents the Company's grant of restricted stock for service on the Board of Directors. The restricted stock vests upon the earliest to occur of resignation, retirement or death.

(2)
10,000 options to purchase Class A Common Stock issued pursuant to the Company's 1994 Stock Option Plan, of which all the Options shall become exercisable immediately upon the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: Harold F. Oberkfell
DATE 03/14/03

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